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                             March 8, 2024

       Brandon Rees
       Deputy Director of Corporations and Capital Markets
       American Federation of Labor and Congress of Industrial Organizations 815 Black Lives Matter Plaza NW
       Washington, DC 20006

                                                        Re: American Federation
of Labor and Congress of Industrial Organizations
                                                            Warrior Met Coal,
Inc.
                                                            PREN14A Filed
February 29, 2024
                                                            Filed By American
Federation of Labor and Congress of Industrial
                                                            Organizations et
al.
                                                            File No. 001-38061

       Dear Brandon Rees:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your proxy statement.

       PREN14A Filed February 29, 2024

       General

   1. Please generally revise the description of the Stockholder Proposals and the discussion of them throughout the
proxy statement to make clear that they are non-binding and
                                                        advisory in nature, and
will not legally mandate any action by the Company.
       Reasons For This Proxy Solicitation, page 1

   2.                                                   We note the following
statement on page 2:    During the strike, the Company idled one of
                                                        its two active mines
and reduced production at its second mine.    Please revise this
                                                        statement to specify
how long the relevant mine was idled.
   3. On page 2, you state that the Company had idle mine and business interruption expenses of $56 million in 2022.
It does not appear that footnote 7 supports this amount of
 Brandon Rees
FirstName  LastNameBrandon
American Federation  of Labor Rees
                              and Congress of Industrial Organizations
Comapany
March      NameAmerican Federation of Labor and Congress of Industrial
Organizations
       8, 2024
March2 8, 2024 Page 2
Page
FirstName LastName
         expenses. Please revise or advise.
4.       On page 4, you compare the Company   s sales between 2020 and 2022
with the sales of
         Arch Resources, Inc. ("Arch") and Peabody Energy Corporation ("Peabody") between
         2021 and 2022. Please add the sales of Arch and Peabody during 2020 to this comparison to present these sales figures consistently.
5.       On page 5, you include a graph showing the cumulative stock price return of the
         Company   s common stock compared to Arch and Peabody based on the
Company
         omitting the Custom Composite Index from the Stock Performance Graph in its 2023
         Annual Report. Please clarify whether this graph was prepared in accordance with Item
         201(e) of Regulation S-K, or otherwise specify the methodology for preparing this graph.
Stockholder Proposal #1, page 6

6.       We note the following statement on page 6:    When our Company
originally announced
         the NOL Rights Plan in 2020, the Company reported federal and state net operating losses
         exceeding approximately $1.6 billion.    Please provide support for
this amount of net
         operating losses.
Stockholder Proposal #2, page 7

7.       We note the following statement on page 8:    According to the Council
of Institutional
         Investors, proxy access is available in some form at over two-thirds of S&P 500
         companies and one-fifth of Russell 3000 companies.    Consistent with
footnote 25, please
         revise this statement to clarify that proxy access is available in some form at less than one-fifth of Russell 3000 companies.
Preliminary Proxy Card, page 15

8.       On the second page of the preliminary proxy card, you state that    if
you do not indicate an
         instruction with respect to any of these Stockholder Proposals on the [color] proxy card,
         the named proxies will cause your proxy to be voted    for    the
Stockholder Proposals.
         However, this statement appears to be inconsistent with the following disclosure on the
         first page of the preliminary proxy card:    This proxy card grants no
discretionary voting
         authority . . . .    Please revise.
9.       On your preliminary proxy card, you list    For   ,    Against   , and
   Abstain    as the three
         voting options for Management Proposal #3. Please revise the voting options for
         Management Proposal #3 to show    1 Year   ,    2 Years   ,    3 Years
  , and    Abstain
         consistent with the Company   s preliminary proxy card. See Exchange
Act Rule 14a-
         4(b)(5).
10. On the last page of the preliminary proxy card, there appears to be a typo which may cause stockholder confusion: "Where not [sic] voting instructions are given, the shares represented by this proxy . . . ." Please revise.
 Brandon Rees
American Federation of Labor and Congress of Industrial Organizations
March 8, 2024
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameBrandon Rees                      Sincerely,
Comapany NameAmerican Federation of Labor and Congress of Industrial
Organizations
                                                    Division of Corporation
Finance
March 8, 2024 Page 3                                Office of Mergers &
Acquisitions
FirstName LastName